Trinity Mirror plc

12 August 2008

[redacted]

08004423

Filer Support 2
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
U.S.A.

Attention: File Desk

SUPPL

Rule 12g3-2(b) Submission for Trinity Mirror plc
File Number: 82-3043

Dear Sir or Madam:

On behalf of Trinity Mirror plc, a public limited company incorporated under the laws of England, I enclose one complete copy of information required to be furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Please call me at the number below if you have any questions regarding the enclosed materials or if you require additional information.

Sincerely,

Corinna Bridges
Company Secretarial Assistant

PROCESSED
AUG 21 2008
THOMSON REUTERS

Encs.

Trinity Mirror plc
One Canada Square, Canary Wharf, London E14 5AP
T: 020 7293 3000
F: 020 7293 3405
www.trinitymirror.com

12g3-2(b)

Regulatory Announcement

Go to market news section

Free annual report

Company	Trinity Mirror PLC
TIDM	TNI
Headline	Holding(s) in Company
Released	17:50 05-Aug-08
Number	7211A17

RNS Number : 7211A
Trinity Mirror PLC
05 August 2008

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	**TRINITY MIRROR PLC**
2. Reason for notification (yes/no)	
An acquisition or disposal of voting rights	**Yes**
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):	
	AXA S.A., 25 Avenue

3. Full name of person(s) subject to notification obligation:	**Matignon, 75008 Paris and its group of companies**
4. Full name of shareholder(s) (if different from 3):	
5. Date of transaction (and date on which the threshold is crossed or reached if different):	**04/08/2008**
6. Date on which issuer notified:	**05/08/2008**
7. Threshold(s) that is/are crossed or reached:	**5%**

8: Notified Details			**Total**				
A: Voting rights attached to shares							
Class/type of shares If possible use ISIN code	**Situation previous to the triggering transaction**		**Resulting situation after the triggering transaction**				
	Number of shares	**Number of voting rights**	**Number of shares**	**Number of voting rights**		**Percentage of voting rights**	
				Direct	**Indirect**	**Direct**	**Indirect**
0903994	26,047,778	26,047,778	2,605,860	2,605,860	3,222,094	1.01	1.25

B: Financial Instruments				
Resulting situation after the triggering transaction				
Type of financial instrument	**Expiration date**	**Exercise/ conversion period/date**	**No. of voting rights that may be acquired**	**Percentage of voting rights**

			(if the instrument exercised/converted)	

Total (A+B)	
Number of voting rights	**Percentage of voting rights**
5,827,954	**2.26%**

9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable:		
AXA Sun Life plc (fmly Axa Equity & Law Life Assurance Society plc)	200,000	0.07761% (Direct)
Sun Life Unit Assurance Ltd A/c X	325,000	0.12612% (Direct)
Sun Life Unit Assurance Ltd A/c X	105,000	0.04075% (Direct)
PPP Healthcare Group plc	15,474	0.00600% (Direct)
Sun Life Pensions Management Ltd A/c	500,000	0.19403% (Direct)
Sun Life Assurance Society plc	93,000	0.03609% (Direct)
AXA Insurance UK	40,000	0.01552% (Direct)
AXA UK Group Pension Scheme	9,000	0.00349% (Direct)
AXA Financial, Inc.	2,945,300	1.14296% (Indirect
Sun Life International (IOM) Ltd	300,000	0.11642% (Indirect
AXA Financial, Inc *	267,794	0.10392% (Indirect
Sun Life Unit Assurance Ltd LTAV UK Equity	71,235	0.02764% (Indirect
Sun Life Unit Assurance Ltd FTSE All Share Tracker	45,660	0.01772% (Direct)
Sun Life Pensions Management LTAV UK Equity	344,813	0.13381% (Direct)
Sun Life Pensions Management FTSE All Share Tracker	221,542	0.08597% (Direct)
AXA Winterthur	68,842	0.02672% (Direct)
Axa Sun Life with Profits Passive	174,222	0.06761% (Direct)
Axa Sun Life with Profits Passive	101,072	0.03922% (Direct)
Total Direct =	**2,605,860**	**1.01124%**
Total Indirect =	**3,222,094**	**1.25037%**
Total	5,827,954	2.26161%

12g3-2(b)

Proxy Voting:	
10. Name of proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	
14 Contact name:	Terry Marsh
15. Contact telephone name:	020 7003 2637

This information is provided by RNS
The company news service from the London Stock Exchange

END

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4 August 2008

Filer Support 2
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
U.S.A.

Attention: File Desk

Rule 12g3-2(b) Submission for Trinity Mirror plc
File Number: 82-3043

Dear Sir or Madam:

On behalf of Trinity Mirror plc, a public limited company incorporated under the laws of England, I enclose one complete copy of information required to be furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Please call me at the number below if you have any questions regarding the enclosed materials or if you require additional information.

Sincerely,

Corinna Bridges
Company Secretarial Assistant

Encs.

Trinity Mirror plc
One Canada Square, Canary Wharf, London E14 5AP
T: 020 7293 3000
F: 020 7293 3405
www.trinitymirror.com
Registered Office: One Canada Square, Canary Wharf, London E14 5AP Registered No. 82548 England & Wales

12g3-2(b)

Regulatory Announcement

Go to market news section

Free annual report

Company	Trinity Mirror PLC
TIDM	TNI
Headline	Holding(s) in Company
Released	11:03 05-Aug-08
Number	6564A11

RNS Number : 6564A
Trinity Mirror PLC
05 August 2008

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	**TRINITY MIRROR PLC**
2. Reason for notification (yes/no)	
An acquisition or disposal of voting rights	**YES**
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	**YES**
Other (please specify):__________	
3. Full name of person(s) subject to	**STANDARD LIFE**

notification obligation:	INVESTMENTS LTD
4. Full name of shareholder(s) (if different from 3):	VIDACOS NOMINEES
5. Date of transaction (and date on which the threshold is crossed or reached if different):	01.08.08
6. Date on which issuer notified:	04.08.08
7. Threshold(s) that is/are crossed or reached:	3%, 4% AND 5%

8: Notified Details

A: Voting rights attached to shares

Class/type of shares (If possible use ISIN code)	Situation previous to the triggering transaction		Resulting situation after the triggering transaction				
	Number of shares	Number of voting rights	Number of shares	Number of voting rights		Percentage of voting rights	
				Direct	Indirect	Direct	Indirect
Ordinary GB0009039941	Below 3%	Below 3%	14,252,104	4,257,002	9,995,102	1.652%	3.879%

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ conversion period/date	No. of voting rights that may be acquired (if the instrument	Percentage of voting rights

12g3-2(b)

			exercised/converted)	

Total (A+B)	
Number of voting rights	Percentage of voting rights
14,252,104	5.531 %

13. Additional information:	
14 Contact name:	Alison Kennedy Corporate Governance Manager - Engagement Standard Life Investments Ltd.
15. Contact telephone name:	(0131) 245 2289

This information is provided by RNS
The company news service from the London Stock Exchange

END

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12g3-2(b)

Regulatory Announcement

Go to market news section

Free annual report

Company	Trinity Mirror PLC
TIDM	TNI
Headline	Holding(s) in Company
Released	15:48 04-Aug-08
Number	5974A15

RNS Number : 5974A
Trinity Mirror PLC
04 August 2008

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Trinity Mirro
2. Reason for the notification (please tick the appropriate box or boxes)	
An acquisition or disposal of voting rights	√
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):	

12g3-2(b)

3. Full name of person(s) subject to the notification obligation:	Aviva plc & subsidiaries
4. Full name of shareholder(s) (if different from 3.):	Registered Hold BNY Norwich U Nominees Limit **4,017,958*** Chase GA Grou Nominees Limit **13,803,024*** Chase Nominees Limited **724,168** CUIM Nominee Limited **2,476,521*** Delta Lloyd (Bel Life **662,100** Vidacos Nomine Limited **57,196*** * denotes direct in Chase Nominees Limited **1,103,828** Vidacos Nomine Limited

12g3-2(b)

	141,165
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	31 July 2008
6. Date on which issuer notified:	4 August 2008
7. Threshold(s) that is/are crossed or reached:	7% to 8% Chang at Direct Interest level
8. Notified details:	

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights viii	Number of shares	Number of voting rights ix		% of voting righ	
			Direct	Direct x	Indirect xi	Direct	Indir
Ordinary Shares GB0009039941	20,717,519	20,717,519	21,740,967	21,740,967	1,244,993	8.44%	0.48%

B: Financial Instruments

Resulting situation after the triggering transaction xii

Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period/ Date xiv	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of v rights
		N/A		

Total (A+B)

Number of voting rights	% of voting rights
22,985,960	8.92%

12g3-2(b)

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable [xv]:
See Section 4

Proxy Voting:	
10. Name of the proxy holder:	See Section 4
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	
13. Additional information:	Figures are based on a total number of voting rights of 257,690,355.
14. Contact name:	Neil Whittaker
15. Contact telephone number:	01603 684420

This information is provided by RNS
The company news service from the London Stock Exchange

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END